UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GLOBAL INDEMNITY GROUP, LLC
(Name of Issuer)

Class A Common Shares, no par value
(Title of Class of Securities)

37959R 103
(CUSIP Number)

Saul A. Fox
c/o Fox Paine & Company, LLC
2105 Woodside Road, Suite D
Woodside, California 94062
(650) 295-4045
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine International GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,774,267 (1), (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,774,267 (1), (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,774,267 (1), (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.2%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Based on 10,479,999 Class A Common Shares and 3,947,206 Class B Common Shares outstanding of Global Indemnity Group, LLC as of April 30, 2021 and assuming the conversion of all such Class B Common Shares. Each Class B Common Share has 10 votes per share and is convertible into one Class A Common Share.

(1)
Includes 3,774,267 Class B Common Shares owned by Fox Paine Capital Co-Investors International GP, Ltd., Fox Paine Capital Fund II International, L.P. and FP International LPH, L.P. The foregoing represents: (a) 95.6% of the Class B Common Shares outstanding; (b) 26.2% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 75.6% of the combined voting power of the Class A Common Shares and Class B Common Shares.

(2)
The sole managing general partner of Fox Paine Capital Fund II International, L.P. is FP International LPH, L.P. In addition, the sole shareholder of Fox Paine Capital Co-Investors International GP, Ltd. is FP International LPH, L.P. The sole general partner of FP International LPH, L.P. is Fox Paine International GP, Ltd. As a result, each of FP International LPH, L.P. and Fox Paine International GP, Ltd. may be deemed to control each of Fox Paine Capital Fund II International, L.P. and Fox Paine Capital Co-Investors International GP, Ltd., and Fox Paine International GP, Ltd. may be deemed to control FP International LPH, L.P. In addition, pursuant to a management agreement with FP International LPH, L.P. and Fox Paine Capital Fund II International, L.P., Fox Paine & Company, LLC may be deemed to be the indirect beneficial owner of such securities by virtue of its dispositive power over securities held by Fox Paine Capital Fund II International, L.P., but does not have voting power over securities held by Fox Paine Capital Fund II International, L.P. (which voting power is retained by FP International LPH, L.P. and exercised by Fox Paine International GP, Ltd., the general partner of FP International LPH, L.P.). Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd. Fox Paine International GP, Ltd., as the general partner of FP International LPH, L.P., may terminate that management agreement at any time in its sole discretion.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
FP International LPH, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,774,267 (1), (2), (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,774,267 (1), (2), (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,774,267 (1), (2), (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.2%*(1), (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3)
Includes 66,438 Class B Common Shares owned FP International LPH, L.P. The foregoing represents (a) 1.7% of the Class B Common Shares outstanding; (b) 0.5% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 1.3% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine Capital Co-Investors International GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44 (2), (4)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44 (2), (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44 (2), (4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%*(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(4)
Includes 44 Class B Common Shares owned by Fox Paine Capital Co-Investors International GP, Ltd. The foregoing represents: (a) 0.0% of the Class B Common Shares outstanding; (b) 0.0% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 0.0% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine Capital Fund II International, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,707,785 (2), (5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,707,785 (2), (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,707,785 (2), (5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%*(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(5)
Includes 3,707,785 Class B Common Shares held by Fox Paine Capital Fund II International, L.P. The foregoing represents (a) 93.9% of the Class B Common Shares outstanding; (b) 25.7% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 74.2% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine Global, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,151,989 (6), (7)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,859,774 (1), (2), (6), (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,859,774 (1), (2), (6), (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7%*(1), (6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(6)
Includes 979,050 Class A Common Shares and 172,939 Class B Common Shares owned by Fox Mercury Investments, L.P. The foregoing represents (a) 4.4% of the Class B Common Shares outstanding; (b) 8.0% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 5.4% of the combined voting power of the Class A Common Shares and Class B Common Shares.

(7)
Mercury Assets Delaware, LLC and a subsidiary of Fox Paine Global, Inc. are the limited partners of Fox Mercury Investments, L.P. and FM Investments GP, Inc. is the general partner of Fox Mercury Investments, L.P. FM Investments GP, Inc. is owned by Fox Paine Global Inc. Fox Paine & Company, LLC is owned by Fox Paine Global Inc. Mr. Fox is the founder and chief executive of Fox Paine & Company, LLC. The sole shareholder of Fox Paine Global, Inc. is the Benjerome Trust. The sole member of Mercury Assets Delaware, LLC is Benjerome Trust. Mr. Fox is the sole trustee of Benjerome Trust. Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Mercury Assets Delaware, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,000,419 (8)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,000,419 (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,419 (8)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%*(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8)
Includes 1,000,419 Class A Common Shares owned by Mercury Assets Delaware, LLC. The foregoing represents (a) 0% of the Class B Common Shares outstanding; (b) 6.9% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote, 2.0% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Mercury Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,151,989 (6)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,151,989 (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,151,989 (6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%*(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
FM Investments GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,151,989 (6), (7)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,151,989 (6), (7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,151,989 (6), (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0%*(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Fox Paine & Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,707,785 (1), (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,707,785 (1), (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7%*(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(9)
The foregoing represents: (a) 93.9% of the Class B Common Shares outstanding; (b) 25.7% of the Class A Common Shares and Class B Common Shares, combined; and (c) because Fox Paine & Company, LLC does not have voting power over any shares, 0% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Benjerome Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,152,408 (6), (7), (8)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,860,193 (1), (2), (6), (7), (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,860,193 (1), (2), (6), (7), (8)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%*(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(10)
The foregoing represents: (a) 98.3% of the Class B Common Shares outstanding; (b) 40.6% of the Class A Common Shares and Class B Common Shares, combined; and (c) because each Class B Common Share has 10 votes and each Class A Common Share has one vote and Fox Paine & Company, LLC does not have voting power over any shares, 7.4% of the combined voting power of the Class A Common Shares and Class B Common Shares.

CUSIP No.: 37959R 103

1	NAMES OF REPORTING PERSONS
Saul A. Fox

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,152,408 (6), (7), (8)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,860,193 (1), (2), (6), (7), (8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,860,193 (1), (2), (6), (7), (8)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6%*(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

From February 2003 through February 2021, the Reporting Persons (as defined below) or their affiliates have filed multiple Statements of Beneficial Ownership on Schedule 13G and amendments thereto with respect to their beneficial ownership of Class A Ordinary Shares, $0.0001 par value per share, of Global Indemnity Limited, a Cayman Islands corporation, and its predecessors.

At 12:01 a.m., Eastern Time, on August 28, 2020, Global Indemnity Limited completed a scheme of arrangement and amalgamation that effected certain transactions (the “Redomestication”) that resulted in the shareholders of Global Indemnity Limited becoming the holders of all of the then issued and outstanding common shares of Global Indemnity Group, LLC, a Delaware limited liability company (the “Issuer”). In the Redomestication, the Issuer issued an equal number of its common shares to Global Indemnity Limited shareholders as at the record time of 5:00 p.m. Eastern Time on August 27, 2020, on the following basis: for each Global Indemnity Limited Class A Ordinary Share cancelled, one Class A Common Share of the Issuer was issued; and for each Global Indemnity Limited Class B Ordinary Share cancelled, one Class B Common Share of the Issuer was issued. On August 28, 2020, a Reporting Person purchased 620,000 shares of the Issuer’s Shares (as defined below).

As a result of such additional purchases by such Reporting Person, the Reporting Persons are converting their beneficial ownership filing on Schedule 13G to a filing on Schedule 13D.

On April 1, 2021, it was resolved that each of U.N. Holdings (Cayman), Ltd. (“UNH I”) and U.N. Holdings (Cayman) II, Ltd. (“UNH II” and, together, the “UN Entities”) be liquidated and all assets held by each UN Entity be distributed to their respective shareholders in accordance with their respective Articles of Association, followed by the liquidation of, and distribution of all assets held by, the minority shareholders of the UN Entities (collectively, the “Distributions”). On April 5, 2021, in anticipation of the Distributions, each UN Entity converted 93,080 Class B Common Shares of the Issuer into Class A Common Shares. Beginning on April 8, 2021, in connection with the Distributions, all 203,612 A Common Shares previously owned by the UN Entities were distributed to persons other than the Reporting Persons. On April 12, 2021, in connection with the Distributions, the UN Entities distributed 99,111 B Common Shares as follows: (i) 66,438 B Common Shares previously owned by the UN Entities were distributed to Fox Paine Capital Fund II Co-Investors International, L.P. in respect of its equity interest in the UN Entities, (ii) 18,509 B Common Shares previously owned by the UN Entities were distributed to Fox Paine Capital Fund II GP, LLC in respect of its equity interest in the UN Entities and (iii) 14,164 B Common Shares previously owned by the UN Entities were distributed to FPC Investment GP in respect of its equity interest the UN Entities. On April 14, 2021, (i) Fox Paine Capital Fund II Co-Investors International, L.P. made a further distribution of the 66,438 B Common Shares received from the UN Entities to FP International LPH, L.P. in respect of its equity interest in Fox Paine Capital Fund II Co-Investors International, L.P., (ii) FPC Investment GP made a further distribution of the 14,164 B Common Shares received from the UN Entities to Fox Paine Capital Fund II GP, LLC in respect of its equity interest in FPC Investment GP and (iii) Fox Paine Capital Fund II GP, LLC made a further distribution of (a) the 14,164 B Common Shares received from FPC Investment GP pursuant to the foregoing clause (ii) and (b) the 18,509 B Common Shares received from the UN Entities to Fox Mercury Investments, LP. in respect of its indirect equity interest in Fox Paine Capital Fund II GP, LLC. On May 24, 2021, in connection with the Distributions, the UN Entities distributed 3,707,785 B Common Shares to Fox Paine Capital Fund II International, L.P.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Shares (the “Shares”), no par value, issued by the Issuer. The Issuer’s principal executive office is located at Three Bala Plaza East, Suite 300, Bala Cynwyd, PA, 19004.

Item 2.	Identity and Background

(a)          The reporting persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”) are:

(i)

Fox Paine & Company, LLC

Saul A. Fox

Mercury Assets Delaware, LLC

FM Investments GP Inc.

Benjerome Trust

Fox Paine Global, Inc.

(ii)

Fox Paine International GP, Ltd.

FP International LPH, L.P.

Fox Paine Capital Co-Investors International GP, Ltd.

Fox Paine Capital Fund II International, L.P.

(iii)

Fox Mercury Investments, L.P.

(b)          Residence or business address:

(i)          c/o Fox Paine & Company, LLC, 2105 Woodside Road, Suite D, Woodside, California 94062

(ii)          One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands

(iii)          27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands

(c)          Benjerome Trust is primarily engaged in the business of serving as the sole member and sole shareholder of Mercury Assets Delaware, LLC and Fox Paine Global, Inc., respectively. Saul A. Fox is the sole trustee of the Benjerome Trust.

  Mercury Assets Delaware, LLC and Fox Paine Global, Inc. are limited partners of Fox Mercury Investments, L.P.  FM Investments GP, Inc., wholly owned by Fox Paine Global Inc., is the general partner of Fox Mercury Investments, L.P.  Fox Mercury Investments, L.P. is primarily engaged in the business of investing in securities.

Fox Paine & Company, LLC is wholly owned and controlled by Fox Paine Global, Inc., and provides certain financial and strategic consulting, advisory and other services to the Issuer and its affiliates as described under Item 6 below.

Fox Paine International GP, Ltd. is primarily engaged in the business of serving as the general partner of FP International LPH, L.P., which is primarily engaged in serving as the general partner of Fox Paine Capital Fund II International, L.P. and sole shareholder of Fox Paine Capital Co-Investors International GP, Ltd., respectively, each of which is primarily engaged in the business of investing in securities.

Saul A. Fox’s present principal occupation or employment is serving as a director and chairman of the board of directors of the Issuer and as Chief Executive Officer of Fox Paine & Company, LLC.

(d) – (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Citizenship:

Fox Paine International GP, Ltd. - Cayman Islands

Fox Paine & Company, LLC - Delaware

FP International LPH, L.P. - Cayman Islands

Fox Paine Capital Co-Investors International GP, Ltd. - Cayman Islands

Fox Paine Capital Fund II International, L.P. - Cayman Islands

Saul A. Fox - United States

Mercury Assets Delaware, LLC - Delaware

Fox Mercury Investments, L.P. - Cayman Islands

FM Investments GP Inc. - Nevada

Benjerome Trust - Nevada

Fox Paine Global, Inc. - Nevada

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (each, a “Listed Person” and, collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 5,926,675 Shares, which were purchased by the Reporting Persons for an aggregate purchase price of approximately $93,292,566.

The source of funding for the Shares held by Fox Paine Capital Co-Investors International, GP, Ltd., Fox Paine Capital Fund II International, L.P. and FP International LPH, L.P. was capital calls from the Partners of Fox Paine Capital Fund II International, L.P. and its affiliate Partnerships. The source of funding for the Shares held by Mercury Assets Delaware, LLC and Fox Mercury Investments, L.P. was the general working capital and cash on hand of the respective purchasers, as well as shares issued as director compensation.

Item 4.	Purpose of Transaction

The information provided in the Explanatory Note above and Item 6 below is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market, block trades or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Saul A. Fox serves as the chairman of the board of directors of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in clauses (a) through (j) of Item 4 of Schedule 13D.  In addition, pursuant to the Limited Liability Company Agreement (as defined below), the Reporting Persons may from time to time appoint or remove the Designated Directors (as defined in the Limited Liability Company Agreement), as described under Item 6 below. In connection with the Issuer’s upcoming 2021 Annual Meeting of Shareholders, the Reporting Persons have designated each of Saul A. Fox, Joseph W. Brown, David Charlton, Jason B. Hurwitz, Bruce R. Lederman, and James D. Wehr as Designated Directors, and the Reporting Persons intend to exercise this right to appoint Designated Directors in connection with the Issuer’s future Annual Meetings of Shareholders. Pursuant to the Management Agreement (as defined below), Fox Paine & Company, LLC provides certain financial and strategic consulting, advisory and other services to the Issuer and its affiliates as described under Item 6 below.

Following the closing of the Redomestication on August 28, 2020, the Reporting Persons intend to review their investment in the Issuer and may have discussions with representatives of the Issuer and/or third parties from time to time regarding the Reporting Persons’ investment in the Issuer, including potentially in respect of a sale by the Reporting Persons of all or a portion of their interests in the Issuer to a third party, an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries or a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries. In connection with this review, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action.  Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer in connection with this review will be dependent upon the Reporting Persons’ review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters described in this paragraph.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) The aggregate number and percentage of Shares beneficially owned by each Reporting Person (on the basis of a total of 10,479,999 Class A Common Shares and 3,947,206 Class B Common Shares outstanding of Global Indemnity Group, LLC as of April 30, 2021 and assuming the conversion of all such Class B Common Shares) is as follows:

Fox Paine International GP, Ltd.

(a)	Amount of shares beneficially owned: 3,774,267 Percentage: 26.2%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,774,267

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,774,267

FP International LPH, L.P.

(a)	Amount of shares beneficially owned: 3,774,267 Percentage: 26.2%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,774,267

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,774,267

Fox Paine Capital Co-Investors International GP, Ltd.

(a)	Amount of shares beneficially owned: 44 Percentage: 0.0%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 44

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 44

Fox Paine Capital Fund II International, L.P.

(a)	Amount of shares beneficially owned: 3,707,785 Percentage: 25.7%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,707,785

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,707,785

Fox Paine Global, Inc.

(a)	Amount of shares beneficially owned: 4,859,774 Percentage: 33.7%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,151,989

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,859,774

Mercury Assets Delaware, LLC

(a)	Amount of shares beneficially owned: 1,000,419 Percentage: 6.9%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,000,419

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,000,419

Fox Mercury Investments, L.P.

(a)	Amount of shares beneficially owned: 1,151,989 Percentage: 8.0%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,151,989

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,151,989

FM Investments GP Inc.

(a)	Amount of shares beneficially owned: 1,151,989 Percentage: 8.0%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,151,989

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,151,989

Fox Paine & Company, LLC

(a)	Amount of shares beneficially owned: 3,707,785 Percentage: 25.7%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,707,785

Benjerome Trust

(a)	Amount of shares beneficially owned: 5,860,193 Percentage: 40.6%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,152,408

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,860,193

Saul A. Fox

(a)	Amount of shares beneficially owned: 5,860,193 Percentage: 40.6%

(b)	Number of shares to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,152,408

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,860,193

(c)
The following table sets forth all transactions with respect to the Shares effected during the period from the date that is sixty (60) days prior to the date of the event which requires filing of this statement to the filing date of this statement by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Acquired (A) or Disposed (D)	Price Per Share ($)
Mercury Assets Delaware, LLC	6/30/2020(1)	7,912	(A)	23.70
Mercury Assets Delaware, LLC	8/28/2020	620,000	(A)	22.89
Mercury Assets Delaware, LLC	8/31/2020	163,059	(A)	23.37
Mercury Assets Delaware, LLC	9/1/2020	108,107	(A)	24.70
Mercury Assets Delaware, LLC	9/2/2020	100	(A)	26.61
Mercury Assets Delaware, LLC	9/30/2020(2)	8,304	(A)	22.58
Mercury Assets Delaware, LLC	12/31/2020(3)	7,534	(A)	24.89
Mercury Assets Delaware, LLC	3/31/2021(4)	4,903	(A)	28.32
U.N. Holdings (Cayman), Ltd.	4/5/2021(5)	93,080	N/A(5)	N/A(5)
U.N. Holdings (Cayman) II, Ltd.	4/5/2021(5)	93,080	N/A(5)	N/A(5)
U.N. Holdings (Cayman), Ltd.	4/8/2021(6)	95,769	(D)	N/A(6)
U.N. Holdings (Cayman) II, Ltd.	4/8/2021(6)	107,843	(D)	N/A(6)
U.N. Holdings (Cayman), Ltd.	4/12/21(7)	42,598	(D)	N/A(7)
U.N. Holdings (Cayman) II, Ltd.	4/12/21(7)	56,513	(D)	N/A(7)
Fox Paine Capital Fund II Co-Investors International, L.P.	4/12/21(7)	66,438	(A)	N/A(7)
Fox Paine Capital Fund II GP, LLC	4/12/21(7)	18,509	(A)	N/A(7)
FPC Investment GP	4/12/21(7)	14,164	(A)	N/A(7)
Fox Paine Capital Fund II Co-Investors International, L.P.	4/14/21(8)	66,438	(D)	N/A(8)
FPC Investment GP	4/14/21(8)	14,164	(D)	N/A(8)
FP International LPH, L.P.	4/14/21(8)	66,438	(A)	N/A(8)
Fox Paine Capital Fund II GP, LLC	4/14/21(8)	14,164	(A)	N/A(8)
Fox Paine Capital Fund II GP, LLC	4/14/21(8)	32,673	(D)	N/A(8)
Fox Mercury Investments, LP.	4/14/21(8)	32,673	(A)	N/A(8)
U.N. Holdings (Cayman), Ltd.	5/24/21(9)	1,830,207	(D)	N/A(9)
U.N. Holdings (Cayman) II, Ltd.	5/24/21(9)	1,877,578	(D)	N/A(9)
Fox Paine Capital Fund II International, L.P.	5/24/21(9)	3,707,785	(A)	N/A(9)

(1)
Represents a grant of 3,956 Class A Common Shares to Saul A. Fox in recognition of services rendered as a board member of the Issuer and GBLI Holdings, LLC, an indirect, wholly owned subsidiary of the Issuer and 3,956 A Common Shares granted as a tax gross-up.

(2)
Represents a grant of 4,152 Class A Common Shares to Saul A. Fox in recognition of services rendered as a board member of the Issuer and GBLI Holdings, LLC, an indirect, wholly owned subsidiary of the Issuer and 4,152 A Common Shares granted as a tax gross-up.

(3)
Represents a grant of 3,767 Class A Common Shares to Saul A. Fox in recognition of services rendered as a board member of the Issuer and GBLI Holdings, LLC, an indirect, wholly owned subsidiary of the Issuer and 3,767 A Common Shares granted as a tax gross-up.

(4)
Represents a grant of 3,089 Class A Common Shares to Saul A. Fox in recognition of services rendered as a board member of the Issuer and GBLI Holdings, LLC, an indirect, wholly owned subsidiary of the Issuer and 1,814 A Common Shares granted as a tax gross-up.

(5)	Conversion of Class B Common Shares into Class A Common Shares.
(6)	Distribution by UNH I and UNH II of 203,612 Class A Common Shares to persons other than the Reporting Persons.
(7)
Distribution by UNH I and UNH II of 99,111 Class B Common Shares as follows: (i) 66,438 Class B Common Shares to Fox Paine Capital Fund II Co-Investors International, L.P., (ii) 18,509 Class B Common Shares to Fox Paine Capital Fund II GP, LLC and (iii) 14,164 Class B Common Shares to FPC Investment GP.

(8)
Following distributions: (i) Fox Paine Capital Fund II Co-Investors International, L.P. distributed 66,438 Class B Common Shares to FP International LPH, L.P., (ii) FPC Investment GP distributed 14,164 Class B Common Shares to Fox Paine Capital Fund II GP, LLC and (iii) Fox Paine Capital Fund II GP, LLC distributed 32,673 Class B Common Shares to Fox Mercury Investments, LP.

(9)	Distribution by UNH I and UNH II of 3,707,785 Class B Common Shares to Fox Paine Capital Fund II International, L.P.

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Shares reported by such persons on the cover pages of the Schedule 13D and in this Item 5.  See Schedule I for the information applicable to the Listed Persons.  Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Limited Liability Company Agreement

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Issuer (the “Limited Liability Company Agreement”), certain of the Reporting Persons that hold Class B Common Shares and constitute a Class B Majority Shareholder (as defined in the Limited Liability Company Agreement) shall be entitled to appoint a number of directors to serve on the Issuer’s board of directors as shall be equal to the Class B Majority Shareholder Percentage (as defined in the Limited Liability Company Agreement) of the total number of directors then constituting the Issuer’s board of directors, rounded up to the nearest whole number of directors, and to remove such Designated Directors from time to time. To the extent the Issuer’s board of directors designates one or more committees, the Class B Majority Shareholder shall also be entitled to appoint a number of members of each such committee as shall be equal to the class B Majority Shareholder Percentage of the total number of directors comprising such committee, rounded up to the nearest whole number of directors.

Each Class B Common Share shall be convertible at any time, at the sole option of the holder thereof, into such number of Class A Common Shares as shall be determined by the Conversion Ratio (as defined in the Limited Liability Company Agreement) in effect on the date of such conversion.

The foregoing descriptions are qualified in their entirety by reference to the full text of the Limited Liability Company Agreement, which is attached as Exhibit B to this Schedule 13D and incorporated herein by reference.

Management Agreement

Pursuant to the Third Amended and Restated Management Agreement, dated August 28, 2020 (the “Management Agreement”), between the Issuer and Fox Paine & Company, LLC, the Issuer agrees to pay, or to cause one of its affiliates to pay, an annual service fee as compensation for Fox Paine & Company, LLC’s ongoing provision of certain financial and strategic consulting, advisory and other services to the Issuer and its affiliates, and to reimburse all direct and indirect expenses paid or incurred in connection with such services upon request.

In addition, upon the consummation of a “change of control” transaction in connection with the termination of management services, the Issuer will pay Fox Paine & Company, LLC a cash fee in an amount to be agreed upon, plus reimbursement of expenses. Fox Paine & Company, LLC will also receive a cash transaction fee in an amount to be agreed upon, plus reimbursement of expenses, upon the consummation of a “change of control” transaction.

In addition, the Issuer has agreed to indemnify Fox Paine & Company, LLC and other indemnified parties against various liabilities that may arise as a result of the management services and advisory services they have provided or will provide.

The foregoing description of the Management Agreement is qualified in its entirety by reference to the full text of the Management Agreement, which is attached as Exhibit C to this Schedule 13D and incorporated herein by reference.

Shareholders Agreement

The Issuer and certain of the Reporting Persons are party to the Amended and Restated Shareholders Agreement, dated as of July 2, 2010 (the “Shareholders Agreement”), which provides for general limitations on transfer of shares subject to certain permitted transfers. The Shareholders Agreement also provides the Reporting Persons party thereto with customary piggyback registration rights.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of the Shareholders Agreement, which is attached as Exhibit D to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit A	Joint Filing Agreement, dated June 11, 2021.

Exhibit B
Second Amended and Restated Limited Liability Company Agreement of Global Indemnity Group, LLC (incorporated by reference to Exhibit 3.2 of Global Indemnity Group, LLC’s Current Report on Form 8-K filed with the SEC on August 28, 2020 (File No. 001-34809)).

Exhibit C
Third Amended and Restated Management Agreement, by and between Global Indemnity Group, LLC and Fox Paine & Company LLC (incorporated by reference to Exhibit 10.2 of Global Indemnity Group, LLC’s Current Report on Form 8-K filed with the SEC on August 28, 2020 (File No. 001-34809)).

Exhibit D
Amended and Restated Shareholders Agreement, dated July 2, 2010, by and among Global Indemnity plc (as successor to United America Indemnity, Ltd.) and the signatories thereto (incorporated by reference to Exhibit 10.18 of Global Indemnity Limited’s Annual Report on Form 10-K filed on March 6, 2020 (File No. 001-34809)).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2021

Fox Paine & Company, LLC

Saul A. Fox

Mercury Assets Delaware, LLC

Benjerome Trust

Fox Mercury Investments, L.P.

FM Investments GP Inc.

Fox Paine Global, Inc.

By:	/s/ Saul A. Fox
Name: Saul A. Fox
Title: Authorized Signatory

Fox Paine International GP, Ltd.

FP International LPH, L.P.

Fox Paine Capital Co-Investors International GP, Ltd.

Fox Paine Capital Fund II International, L.P.

By:	/s/ Michele Colucci
Name: Michele Colucci
Title: Authorized Signatory

Schedule I

Name	Position	Address	Citizenship
1. Fox Paine International GP, Ltd.
Jason Hurwitz	Director	41 E 11th Street, 11th Floor, New York, NY 10003	United States
Michele Colucci	Director	2995 Woodside Rd #400, Woodside CA 94062	United States
Eldad Weiss	Director	14 Huberman St. Apt #9 Tel-Aviv, Israel, 6407511	Israel and Czech Republic
2. Fox Paine Capital Co-Investors International GP, Ltd
FP International LPH, LP	Sole Shareholder
3. Fox Paine Capital Fund II International, L.P.
FP International LPH, LP	General Partner
Fox Paine & Company LLC	Management Company (Dispositive Power)
4. Fox Paine Global, Inc.
Saul Fox	President & Director	2105 Woodside Rd, Suite D, Woodside CA 94062	United States
Benjerome Trust	Sole Shareholder
5. Mercury Assets Delaware, LLC
Benjerome Trust	Managing Member
6. Fox Mercury Investments, L.P.
FM Investments GP, Inc.	General Partner
7. FM Investments GP, Inc.
Fox Paine Global Inc.	Sole Shareholder
8. Fox Paine & Company, LLC
Saul Fox	Chief Executive	2105 Woodside Rd, Suite D, Woodside CA 94062	United States
9. Benjerome Trust
Saul Fox	Trustee	2105 Woodside Rd, Suite D, Woodside CA 94062	United States

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: June 11, 2021

Fox Paine & Company, LLC

Saul A. Fox

Mercury Assets Delaware, LLC

Benjerome Trust

Fox Mercury Investments, L.P.

FM Investments GP Inc.

Fox Paine Global, Inc.

By:	/s/ Saul A. Fox
Name: Saul A. Fox
Title: Authorized Signatory

Fox Paine International GP, Ltd.

FP International LPH, L.P.

Fox Paine Capital Co-Investors International GP, Ltd.

Fox Paine Capital Fund II International, L.P.

By:	/s/ Michele Colucci
Name: Michele Colucci
Title: Authorized Signatory